SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PATNI COMPUTER SYSTEMS LIMITED

(Name of Subject Company)

PATNI COMPUTER SYSTEMS LIMITED

(Name of Person(s) Filing Statement)

Equity Shares, par value Rs. 2.0 per share

American Depositary Shares each representing two Equity Shares

(Title of Class of Securities)

703248203*

(CUSIP Number of class of Securities)

Phaneesh Murthy

Chief Executive Officer

Akruti Softech Park,

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India

Tel. No.:  +91 22 6693 0500

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

with a copy to:

Marcia A. Wiss, Esq.

Peter Kohl, Esq.

Joseph G. Connolly, Jr., Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2012, by Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company” or “Patni”), as previously amended by Amendment No. 1 to Schedule 14D-9 filed on June 22, 2012 (“Amendment No. 1”), relating to the tender offer by Pan-Asia iGate Solutions (the “Acquirer”) to purchase all the issued and outstanding Shares (including those represented by ADSs that are converted into Shares) of the Company not already owned by the Acquirer and iGate Global Solutions Limited (“iGate India” and together with the Acquirer, the “Promoters”) and their affiliates (the “Delisting Offer”) set forth in a Tender Offer Statement on Schedule TO filed by the Promoters and iGate Corporation, dated May 25, 2012, as amended by Amendment No. 1 to Schedule TO filed on May 25, 2012, Amendment No. 2 to Schedule TO filed on June 22, 2012 and Amendment No. 3 to Schedule TO filed July 17, 2012 (the “Schedule TO”).  The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment No. 2 supplements the information presented in Amendment No. 1, which is restated in its entirety below.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.                             IDENTITY AND BACKGROUND OF FILING PERSON.

The first full paragraph on page 3 of the Schedule 14D-9 is hereby deleted and replaced by:

“Information included in this Schedule 14D-9 regarding iGate and the Promoters was provided by iGate and the Promoters, and Patni does not warrant the accuracy of that information.  However, Patni has no knowledge that would indicate that any such information is untrue or incomplete in any material respect.”

ITEM 4.                             THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

Summary of the Oral Presentation made by PW & Co at the Patni Board Meeting on November 16, 2011.

Merger of the Promoter Parent and Patni.

The following new paragraph is added under the caption “Merger of the Promoter Parent and Patni” at page 7 of the Schedule 14D-9:

“Under the Companies Act, 1956, cross border mergers are permissible only in instances where the surviving entity is the Indian company.  In other words, a merger wherein Patni merges into iGate Corporation and ceases to exist as a separate legal entity is not permitted under Indian law.  It is for this reason that the merger of Patni into iGate Corporation was not considered a viable option.”

Delisting.

The following new paragraphs are added under the caption “Delisting” at page 8 of the Schedule 14D-9:

“The open offer made by the Promoters in January 2011 at the time of their acquisition of the equity shares of Patni, under the SEBI takeover regulations, was over-subscribed.  This reflected an interest of many of the Public Shareholders to exit from the Shares of Patni, at a fair price.  The delisting process was expected to offer this opportunity to the shareholders considering the following:

•                                          As required by the applicable regulations of the SEBI, the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process, where the final price is determined on the basis of how shareholders bid; and

•                                          PW & Co. also noted that the minority shareholders often received a premium to market value in delistings and, therefore, a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration).  Specifically, PW & Co. advised the Board that in the six successful recent delistings that PW & Co. had reviewed, the premium to market ranged from 8% to 87%.”

“Considering the above, delisting was likely to provide the minority shareholders an opportunity to exit at a fair price, higher than the prevailing share prices.  Considering that many of the minority shareholders had already expressed their interest to exit through over-subscription to the earlier open offer, it was assessed by PW & Co. that delisting was in the best interest of the minority shareholders.”

Independent Non-Interested Directors Determination on the Delisting Proposal.

The following new paragraph is added as the last paragraph under the caption “Independent Non-Interested Directors’ Determination on the Delisting Proposal” at page 8 of the Schedule 14D-9:

“In addition, the independent non-interested directors (the “Independent Directors”) did not request PW & Co. to evaluate what a “fair” price or range of prices were for Patni’s common stock because the pricing mechanism, under the Delisting Regulations, is determined by the bidding of the Patni shareholders through the price discovery method.  The Independent Directors understood that the price discovery method was itself designed to establish a “fair price” and, accordingly, it was not necessary for the Company or the directors to seek advice as to the “fairness” of the price.”

Patni’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer

The caption “Patni’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer” at page 9 of the Schedule 14D-9 is revised to read:

“Patni’s Position Regarding Substantive Fairness of the Delisting Offer”

The first sentence under the above revised caption at page 9 of the Schedule 14D-9 is hereby revised in its entirety to read:

“The Independent Directors have concluded that the Delisting Offer, including the Discovered Price offered to the shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs based on the factors listed below.  Accordingly, Patni has determined that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs.”

Factors Considered

The first sentence of the third full paragraph on page 10 of the Schedule 14D-9 under the caption “Factors Considered” is hereby revised in its entirety to read:

“In addition to the foregoing factors that support the Independent Directors’ belief that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs, the Independent Directors also considered the following factors that might adversely affect this conclusion.”

The first three paragraphs on page 11 of the Schedule 14D-9 under the caption “Factors Considered” are hereby revised in their entirety to read:

“After having given these negative factors due consideration, the Independent Directors concluded that neither of these factors, alone or in the aggregate, is significant enough to outweigh the other factors described above on which the Independent Directors based their determination that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the Company’s unaffiliated minority shareholders.”

“In reaching the conclusion that the Delisting Offer and the Discovered Price being offered in the Subsequent Offering Period are substantively fair to the unaffiliated shareholders, the Independent Directors considered all of these factors above as a whole, and did not quantify or assign any relative weight to the factors considered.”

“The Independent Directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Delisting Offer, and it is the Independent Directors’ view that the factors considered provide a reasonable basis to form their belief.  In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Independent Directors did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination.  Accordingly, Patni did not consider any factors, other than those factors stated above.  In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, Patni did not believe that a review of any other factors, such as the factors listed in Instruction 2 to  Item 1014 of SEC Regulation M-A, was necessary in order to support its fairness determination.”

The following new last paragraphs are hereby added at the end of the section “Factors Considered” on page 11 of the Schedule 14D-9:

“The Board, based upon the unanimous determination of the Independent Directors, has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs.  In reaching this determination, the Board considered and adopted the analysis, conclusions and unanimous determination of the Independent Directors that the Delisting Proposal and the Delisting Offer were fair, both procedurally and substantively, to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs.  In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Independent Directors did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination.  Accordingly, Patni did not consider any factors, other than those factors stated above.  In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, Patni did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A, was necessary in order to support its fairness determination.”

“In addition to the factors listed above that support the Independent Directors’ and Patni’s conclusion that the Delisting Offer is substantively fair to the unaffiliated minority shareholders, a shareholder considering whether or not to tender into the Subsequent Offering Period should consider the following additional information.”

“The Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Delisting Offer.  Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting at which the Delisting Proposal was considered.  The Discovered Price of Rs. 520 per share also is a 43.8% premium over the closing price of the ADSs on November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Patni Board the Delisting Proposal Notice of the Patni ADSs on the NYSE, a 45% premium over the closing price of the Patni shares on the Bombay Stock Exchange and a 44.7% premium over the closing price of the Patni shares on the National Stock Exchange of India Limited.  In addition, the following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%”

“Finally, the Discovered Price is a 90.5% premium over the net book value of the Patni Common Stock as of December 31, 2011.”

“The Independent Directors also were aware that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in Patni.”

The following new section is added on page 11 of the Schedule 14D-9 immediately before the captioned section “Recommendation of the Independent Directors of Patni to Tender:”

“Patni’s Position Regarding the Procedural Fairness of the Delisting Offer”

“Patni believes that the Delisting Offer is procedurally fair to the unaffiliated shareholders for the reasons stated above under the caption “Patni’s Position Regarding Procedural Fairness of the Delisting Proposal.”  In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, Patni did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A, was necessary in order to support their fairness determination.  Patni further believes that the Delisting Regulations of the Securities and Exchange Board of India that were followed by Patni contain a number of procedural safeguards which are designed to establish a “fair price.” ”

“As disclosed above, once the Board received the Delisting Proposal Notice from iGate, the Board met and the Independent Directors determined, based upon the factors discussed above, that the Delisting Proposal was in the best interest of the Company, its minority shareholders, its employees and its other stakeholders.  The Company then submitted the Delisting Proposal to its shareholders for their consideration.  The shareholder vote to approve the Delisting Proposal included both a three-fourths vote of the Shares voted on the proposal, plus a requirement that the Delisting Proposal could only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGate and the Promoters) in favor of the proposal is at least two times the number of votes cast by the “public shareholders” against the proposal.  Under the Delisting Regulations, therefore, the Delisting Offer can only be made if the unaffiliated shareholders, by a 2 to 1 vote, approve the making of the offer.  As noted above, the necessary shareholder approval of the Delisting Proposal was received by Patni on January 10, 2012.”

“Additionally, and as described in greater detail in the Schedule TO, the price to be paid to shareholders who tender their Shares into the Delisting Offer is based upon a “price discovery mechanism” mandated by the Delisting Regulations.  Under the “price discovery mechanism,” shareholders who are interested in tendering their Shares to the bidder submit their tender of Shares with a “bid”; that is, the price at which the shareholder would be willing to sell his, her or its Shares to the bidder.  The ultimate purchase price (i.e., the Discovered Price under the Delisting Regulations) is the price at which the largest number of Shares are tendered.  As a result of the Delisting Regulations procedures, there was no negotiation of price between the Acquirer and the Patni Board, but the Patni Board believes that these safeguards also support the determination that the Delisting Offer is procedurally fair.”

Recommendation of the Independent Directors of Patni to Tender

The paragraph on page 11 of the Schedule 14D-9 under the caption “Recommendation of the Independent Directors of Patni to Tender” is hereby revised in its entirety to read:

“On April 20, 2012, the Independent Directors of Patni’s Board considered the fairness of the Delisting Offer and the Discovered Price being offered during the Subsequent Offering Period and determined that the Delisting Offer and the Discovered Price are fair to the unaffiliated shareholders and holders of ADSs.  The Independent Directors recommend that a shareholder tender his, her or its shares of Common Stock to the Acquirer.”

Under the caption “Recommendation of the Independent Directors of Patni to Tender” at page 11 of the Schedule 14D-9, the following additional paragraph is added:

“At the completion of the Subsequent Offering Period, all remaining unaffiliated shareholders can continue to hold shares of Patni Common Stock and participate in the future of the Company.  Such shareholders will have the same rights and privileges under the Company’s Articles of Association and Bylaws as they had prior to the commencement of the Delisting Offer.  Unaffiliated shareholders should be aware, however, that the Shares and ADSs will no longer trade on any stock exchange and that, because iGate and the Promoters will own over 90% of the outstanding shares of Common Stock, they will be able to control the outcome of all actions requiring shareholder approval, including the election of directors, the adoption or amendment of provisions in Patni’s Articles and Bylaws and the approval of all significant Company transactions.  Depending upon the matters being presented to shareholders, the interests of the principal shareholders may not be aligned with the interests of the other shareholders and the principal shareholders may propose and/or support proposals or actions that the other shareholders may disagree with and which may not be consistent with the other shareholders’ objectives.  Finally, unaffiliated shareholders should be aware that the concentration of voting power in the principal shareholders makes it unlikely that any other shareholder will be able to affect the Company’s management or its strategic direction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

PATNI COMPUTER SYSTEMS LIMITED

By:	/s/ Arun Kanakal
Name: Arun Kanakal
Title: Company Secretary
Date: July 18, 2012